Exhibit 99.1

News Release

Stantec to Manage the European Union’s Largest External Aid Consultancy Contract for Sustainable Energy

Global initiative aims to advance Sustainable Development Goals by assisting partner countries in increasing energy sector capacities

Edmonton, AB; New York, NY; Brussels (January 30, 2020) TSX, NYSE: STN

The European Commission has selected Stantec to manage one of the European Union’s (EU) main sustainable energy development initiatives, the EU Global Technical Assistance Facility (TAF) for Sustainable Energy. Stantec leads a consortium that will be responsible for providing policy advice, technical assistance, and capacity building in support of regulatory reforms and investments in sustainable energy across the globe. The total project, valued at 32 million euro ($35 million USD), will run for four years, starting in January 2020.

The Global TAF for Sustainable Energy is the EU’s largest external aid consultancy contract for sustainable energy. The initiative aims to improve sector governance, increase investments in sustainable energy, and create a conducive business environment by assisting partner countries in Latin America, Asia, the Middle East, Africa, the Caribbean, and the Pacific increase their capacities in the energy sector.

The work done through the Global TAF for Sustainable Energy supports two of the Sustainable Development Goals (SDGs) adopted by all United Nations (UN) Member States in the 2030 Agenda for Sustainable Development: SDG 7, which focuses on ensuring access to affordable, reliable, sustainable, and modern energy for all, and SDG 13, which revolves around taking action to combat climate change and its impacts.

The new facility builds on the experience of the TAF for Sustainable Energy for All (SE4ALL), a project Stantec also helps manage and implement. SE4All is a global initiative launched by the UN and supported by the EU to increase universal access to modern energy services, double the rate of improvement in energy efficiency, and double the share of renewable energy in the global energy mix. The initiative is being implemented through three different TAFs, where Stantec is closely involved in two — as the leading member of the consortium for the TAF for West and Central Africa, and as technical consortium member for the project in East and South Africa. The new Global TAF for Sustainable Energy brings together the efforts of these three facilities to form one global facility to advance the work of the SE4ALL initiative.

“It’s an honor for us, and a testament to the success of our work on the SE4ALL project, to be involved in this new Global TAF,” said Christophe Leroy, Operations Director for Stantec in Belgium. “By addressing access to affordable, reliable, efficient, and modern energy resources, the project will give needed attention to two of the biggest challenges we face as a global community — climate change and equitable development. Playing a role of this magnitude in support of that process is something we are very proud of.”

Stantec’s international development group combines decades of expertise providing sustainable solutions to deep-rooted development challenges, with local knowledge and perspective to support international donors and financial institutions in improving the design, implementation, and oversight of development programs throughout the world. The team based in Belgium (La Hulpe, Wallonia)

helps developing countries achieve resilient and equitable growth, transition to lower carbon economies, and protect water and other natural resources.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Investor Relations

Ph (780) 969-2018

cora.klein@stantec.com